For Immediate Release

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2007 RESULTS

- Revenues Increased 15% Over Q3 2006 -

- Q3 2007 GAAP Net Income Increased 123% to $1.7 million, or $0.05 per share vs.
Q3 2006 Net Income of $741,000 or $0.02 per share on a fully diluted basis -

- Q3 2007 non-GAAP Net Income increased 153% to $4.7 million, or $0.15 per share vs.
Q3 2006 Net Income of $1.9 million or $0.06 per share on a fully diluted basis -

- Company lowering 2007 revenue guidance but reaffirming EPS guidance -

YOQNEAM, Israel, October 31, 2007 - Given Imaging Ltd. (NASDAQ: GIVN) today announced unaudited financial results for the third quarter ended September 30, 2007.

Worldwide revenues increased by 15% to $27.7 million compared to $24.0 million in the third quarter of 2006. Gross margin in the third quarter of 2007 was 74.3%, compared to 74.8%, in the third quarter of 2006.

“Worldwide revenues in the third quarter increased by 15%, and we are confident that our strategy will deliver strong revenue growth going forward,” said Homi Shamir, president and CEO of Given Imaging. “Revenue in the third quarter and our expected revenue for fiscal year 2007 have been impacted by several factors -- first, a delay in our plan to bring PillCam COLON to the U.S. market this year as a result of our ongoing discussions with the U.S. Food and Drug Administration regarding clearance of PillCam COLON; second, the delay associated with receiving a monetary code for PillCam SB in France which we now expect to occur in the first half of 2008; and third, a shortfall in sales in one of our U.S. regions where actions have been taken to address operational issues. As a result, we now expect revenues in 2007 to be in the $109 - $112 million range, which represents growth of 15% - 18% compared to 2006. We reaffirm our Net Income and EPS guidance for 2007 of full year 2007 GAAP, fully-diluted earnings per share in the range of $0.21 and $0.31, and non-GAAP, fully-diluted earnings per share in the range of $0.34 to $0.44.” GAAP net income and EPS guidance excludes the effect of patent litigation expenses.

On a GAAP basis, the Company reported net income of $1.7 million, or $0.05 per share on a fully diluted basis in the third quarter of 2007, compared to net income of $741,000, or $0.02 per share in the third quarter of 2006.

On a non-GAAP basis, the Company reported net income of $4.7 million, or $0.15 per share on a fully diluted basis in the third quarter of 2007 compared to net income of $1.9 million, or $0.06 per share, in the third quarter of 2006. Non-GAAP amounts exclude the effect of FAS123R ($1.6 million) and patent litigation expenses ($1.4 million).

For the third quarter of 2007, net cash provided by operating activities totaled $2.0 million. Cash, cash equivalents and marketable securities at September 30, 2007 totaled $103.3 million.

Third Quarter 2007 Revenue Analysis

Sales in the Americas region increased by 5.8% to $18.1 million compared to $17.1 million in the same period in 2006. EMEA sales increased 19.6% to $6.1 million compared to $5.1 million in the same period in 2006, while Asia/Pacific sales increased 89% to $3.4 million compared to $1.8 million in the same period in 2006. The increase in Asia/Pacific revenues mainly reflects initial sales of workstations and PillCam SB in Japan.

Worldwide PillCam SB sales were approximately 46,300, an increase of 11.6% compared to the same period last year. PillCam SB sales in the Americas increased 11.3%, while PillCam SB sales in the EMEA region and Asia/Pacific increased 11.5% and 11.1% respectively.

PillCam sales accounted for 87% of total revenues compared to 80% of total sales in the same period of last year. Reorders of PillCam SB increased 3.9% to approximately 42,300 compared to the third quarter of 2006.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2007, sales were $78.6 million compared to $67.6 million in the same period in 2006. Gross profit for the nine month period was 74.6% compared to 74.9% in 2006. On a GAAP basis, net income for the first nine months of 2007 was $2.35 million, or $0.08 per share on a fully diluted basis, compared to a net loss of $3.0 million, or ($0.10) per share, for the same period in 2006. The Company reported non-GAAP net income of $9.1 million, or $0.29 per share, on a fully diluted basis in the nine months of 2007 compared to a net income of $1.2 million, or $0.04 per share in the same period in 2006. Non-GAAP amounts exclude the effect of the adoption of FAS123R ($4.0 million) and patent litigation expenses ($2.8 million).

Recent Highlights

PillCam ESO Reimbursement

•
National Government Services (NGS), the Medicare Part B Carrier serving more than 6 million individuals in New York, New Jersey, Kentucky and Indiana, issued a new coverage policy for cirrhotic patients for the evaluation of esophageal varices using capsule endoscopy of the esophagus. The policy becomes effective December 1st.

PillCam SB Reimbursement

•
NGS also revised language pertaining to PillCam SB by expanding the base of reimbursed indications to include the detection of small bowel tumors, evaluation of malabsorption syndrome, and small bowel evaluation prior to a small bowel surgical resection to control loss of blood or protein.

Third Quarter Conference Call / Webcast Information
U.S. Call / Webcast

Given Imaging will host a conference call in English at 9am ET on Thursday, November 1. To participate in this teleconference, please dial (866) 409-1560 fifteen minutes before the conference begins. Callers outside of the U.S. should dial (913) 312-6690. The call will also be webcast live at www.givenimaging.com. To access, click “About Given Imaging.” The webcast will be available in the Investor Relations section. A replay of the call will be available for two weeks on the Company’s website, or until November 15, 2007 by dialing (888) 203-1112. Callers outside of the U.S. should dial (719) 457-0820. The replay participant code is 6368714.

Hebrew Call

The Company will host a separate conference call in Hebrew on November 1 at 9am Israel time. To access this call, please dial +972 3 9180609 fifteen minutes before this conference begins. A replay of the call will be available until November 6 by dialing +972 3 9255928.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union, and is pending clearance with the United States Food and Drug Administration. More than 600,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan and Australia. For more information, visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and patent litigation expenses and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R and the beginning of our patent litigation in the U.S.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	September 30	December 31
	2007	2006
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$42,094	$44,510
Short-term investments	27,842	17,245
Accounts receivable:
Trade (Net of provisions for doubtful debts of $726 and of $ 787 as of September30, 2007 and December 31, 2006, respectively)	18,884	18,887
Other	3,761	1,463
Inventories	18,882	18,168
Prepaid expenses	2,262	1,340
Deferred taxes	1,683	1,374
Advances to suppliers	257	82

Total current assets	115,665	103,069

Deposits	918	469

Assets held for severance benefits	2,657	1,984

Marketable Securities	33,407	34,769

Fixed assets, at cost, less accumulated depreciation	14,841	14,811

Other assets, at cost, less accumulated amortization	3,595	3,075

Total Assets	$171,083	$158,177

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	September 30	December 31
	2007	2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$25	$13
Accounts payable
Trade	7,346	5,550
Other	15,906	14,620
Deferred income	4,701	3,871
Total current liabilities	27,978	24,054

Long-term liabilities
Deferred income	19,136	20,411
Obligation under capital lease, net	-	20
Liability for employee severance benefits	3,149	2,407
Total long-term liabilities	22,285	22,838

Total liabilities	50,263	46,892

Minority interest	2,779	3,499

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,182,574 and 28,641,291 shares
issued and fully paid as of September 30, 2007 and
December 31, 2006, respectively)	342	335
Additional paid-in capital	164,095	156,197
Capital reserve	2,166	2,166
Accumulated deficit	(48,562)	(50,912)
Total shareholders' equity	118,041	107,786

Total liabilities and shareholders' equity	$171,083	$158,177

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Nine month period ended September 30		Three month period ended September 30		Year ended December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$78,572	$67,557	$27,676	$24,050	$95,029
Cost of revenues	(19,960)	(16,969)	(7,114)	(6,058)	(24,154)

Gross profit	58,612	50,588	20,562	17,992	70,875

Operating expenses

Research and development, gross	(9,093)	(9,374)	(3,105)	(2,753)	(12,678)
Royalty bearing participation	1,673	1,287	980	447	1,867

Research and development, net	(7,420)	(8,087)	(2,125)	(2,306)	(10,811)
Sales and marketing expenses	(38,581)	(37,123)	(13,169)	(11,239)	(50,732)
General and administrative
expenses	(14,507)	(12,254)	(5,486)	(4,410)	(16,027)

Total operating expenses	(60,508)	(57,464)	(20,780)	(17,955)	(77,570)

Operating loss	(1,896)	(6,876)	(218)	37	(6,695)
Financing income, net	4,015	2,958	2,086	581	3,980

Profit (loss) before taxes
on income	2,119	(3,918)	1,868	618	(2,715)
Taxes on income	(489)	(28)	(245)	(254)	(127)

Profit (loss) before
minority share	1,630	(3,946)	1,623	364	(2,842)

Minority share in losses of
subsidiary	720	977	33	377	1,334

Net profit (loss)	$2,350	$(2,969)	$1,656	$741	$(1,508)

Basic profit (loss) per Ordinary Share	$0.08	$(0.10)	$0.06	$0.02	$(0.05)

Diluted profit (loss) per Ordinary Share	$0.08	$(0.10)	$0.05	$0.02	$(0.05)

Weighted average number
of Ordinary Shares used
to compute basic profit
(loss) per Ordinary share	28,880,299	28,017,914	29,119,996	28,061,356	28,053,849

Weighted average number
of Ordinary Shares used
to compute diluted profit
(loss) per Ordinary share	30,911,256	28,017,914	31,239,196	29,377,249	28,053,849